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                                                                    EXHIBIT 23.1

                       CHAMPION INTERNATIONAL CORPORATION
                               One Champion Plaza
                              Stamford, CT  06921


                              March 30, 1994


Champion International Corporation
One Champion Plaza
Stamford, CT  06921

Dear Sirs:

     As Senior Vice President and General Counsel of Champion International Corporation (the "Company"), I advise you as follows in connection with legal and administrative claims and proceedings which are pending or known to be threatened against the Company.

     I call your attention to the fact that, as Senior Vice President and General Counsel of the Company, I have general supervision of the Company's legal affairs. In such capacity, I have reviewed litigation and claims threatened or asserted involving the Company and have consulted with outside legal counsel with respect thereto where I have deemed it appropriate.

     On January 4, 1991, a class action was brought against the Company in state court in Tennessee. The class consisted of all Tennessee residents who own or lease land around Douglas Lake or along the Pigeon River. Subsequently, the case was transferred to the United States District Court for the Eastern District of Tennessee. While the original complaint sought $5 billion in compensatory and punitive damages, immediately prior to trial the plaintiffs reduced their demand to $367.9 million. The plaintiffs originally claimed damages for both personal injury and property damage, but the personal injury claims were dismissed. The case proceeded to trial on plaintiffs' theory that discharges of hazardous materials, including dioxin, from the Company's Canton, North Carolina mill had decreased property values along the river and the lake. The trial began on September 14, 1992 and ended in a mistrial on October 16, 1992, when the jury was unable to reach a unanimous verdict. On May 3, 1993, the court approved a settlement of the action providing for the payment of $6.5 million by the Company. On June 1, 1993, the court's approval of the settlement was appealed.
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March 30, 1994
Page 2


     On July 17, 1991, an action was brought in the United States District Court for the District of Colorado against Weldwood of Canada Limited, the Company's 85%-owned subsidiary, and fourteen other Canadian forest products companies, purportedly on behalf of a class of United States purchasers of Canadian lumber. The action, seeking injunctive relief and unspecified treble damages, alleged a conspiracy by the defendants and others to fix freight charges for, and to sell on a delivered price basis, Western Canadian softwood lumber, thereby allegedly artificially raising, maintaining, fixing or stabilizing prices in violation of United States antitrust laws. On January 8, 1993, the action was dismissed, upon the motion of the defendants, for reasons of comity. On January 20, 1993, the plaintiff filed a notice of appeal. In February 1994, the action was settled for an immaterial amount.

     On November 9, 1992, an action was brought against the Company in the Circuit Court for Baldwin County, Alabama, purportedly on behalf of a class consisting of all persons who own land along Perdido Bay in Florida and Alabama. The action originally sought $500 million in compensatory and punitive damages for personal injury, intentional infliction of emotional distress and diminution in property value allegedly resulting from the purported discharge of hazardous substances, including dioxin, from the Company's Pensacola, Florida mill into Eleven Mile Creek, which flows into Perdido Bay. However, in February 1994, the plaintiffs reduced their demand to not more than $50,000 for each class member. It is anticipated that the class, if certified, will consist of approximately 1,000 members. The parties are currently engaged in discovery.

     The Company and many other corporations, municipalities and individuals are defendants in three separate actions filed in the District Court of Galveston County, Texas, by numerous individuals on March 8, 1993, April 20, 1993 and May 13, 1993, respectively. Each of these actions seeks compensatory and punitive damages in excess of $5 billion for personal injury and property damage allegedly resulting from the purported disposal of waste materials, including hazardous substances, into the McGinnis Waste Disposal Site located at Hall's Bayou Ranch.

     The Company is vigorously defending each of the pending actions described above.

     While any litigation contains an element of uncertainty, subject to the foregoing, it is my opinion that the outcome of each such proceeding or claim which is now pending or known to be threatened, or all of them combined, including the actions described above, will not have a material adverse effect on the Company.
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March 30, 1994
Page 3


     I hereby consent to the reference to this opinion in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1993, and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (the "Form 10-K"), and to the filing of this opinion as an exhibit to the Form 10-K.

                              Very truly yours,



                              Marvin H. Ginsky
                              Senior Vice President
                              and General Counsel

MHG/col



28:exhibit.231